

October 24, 2012

Mr. David Therit
Senior Vice President and Principal Accounting Officer
Crescent Financial Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, NC 27612-4937

**Re: Crescent Financial Bancshares, Inc. (the "Company")
          File No. 000-32951**

Dear Mr. Therit:

In your letter dated October 19, 2012, you state that the Company has filed a preliminary proxy statement on Schedule 14A ("proxy statement") to obtain a vote of its minority shareholders in a transaction whereby the Company will merge with VantageSouth Bank ("VantageSouth"). Your letter goes on to indicate VantageSouth acquired the Community Bank of Rowan ("Rowan") via a common control merger in February 2012, and VantageSouth and Rowan were under common control for the period from April 19, 2011 forward.

The audited financial statements of VantageSouth are included in the Company's preliminary proxy statement for the requisite periods. In light of the significance of Rowan to VantageSouth at the time of the acquisition, the historical Rowan financial statements necessary to comply with the periods specified in Rule 8-04 of Regulation S-X should also be provided in the Company's proxy statement as the omission of such financial statements would render VantageSouth's financial statements substantially incomplete.

As VantageSouth and Rowan were under common control at the time of their merger, the VantageSouth financial statements currently presented in the Company's proxy statement should be retrospectively adjusted to reflect the change in reporting entity resulting from the common control merger from April 19, 2011 forward. Therefore, Rowan's separate historical financial statements should be presented for the fiscal year ended December 31, 2010 and for the period from January 1, 2011 through April 18, 2011.

Your letter requests that the staff not object to the Company's proposal to present Rowan's historical financial statements for the period from January 1, 2011 through April 18, 2011 on an unaudited basis in the Company's proxy statement, which you believe will be sufficient information for investors. Your letter goes on to state that while Rowan's audited financial statements for the fiscal year ended December 31, 2010 are available and can be provided separately, it would be impracticable to obtain an audit of Rowan's financial statements for the period from January 1, 2011 through April 18, 2011 for the reasons noted in your letter.

Based on the Company's unique facts and circumstances, we will not object to your proposed presentation of Rowan's unaudited financial statements for the period from January 1,

2011 through April 18, 2011 in the Company's proxy statement, provided the Company also includes in its proxy statement Rowan's audited financial statements for the fiscal year ended December 31, 2010.

Additionally, as noted above, the VantageSouth financial statements currently included in the Company's preliminary proxy statement should be retrospectively adjusted to present Rowan and VantageSouth as under common control from April 19, 2011 forward. You should include appropriate disclosures in VantageSouth's financial statements under ASC 250-10-50-6 and 7 in light of the fact that VantageSouth's previously issued financial statements did not appropriately reflect the fact that Rowan and VantageSouth were under common control beginning on April 19, 2011.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant